FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

TRADING SYMBOL: TSX:AGI NYSE:AGI

WEBSITE: www.alamosgold.com

Alamos Announces Investment in Corex Gold Corp.

Toronto, Ontario (October 21, 2016) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today announced the purchase of 25,300,000 common shares (the "Shares") of Corex Gold Corp. ("Corex"), representing approximately 19.07% of the outstanding common shares of Corex (the "Transaction"). The Shares are being acquired by Alamos by way of private placement at a price of C$0.10 per Share.

Alamos carried out the Transaction for investment purposes and may increase or decrease its investment based on market conditions. Pursuant to an Investor Rights Agreement entered into between Alamos and Corex, Corex has granted Alamos a right to participate in future financings, subject to certain terms, to maintain its pro-rata interest. Corex has also granted Alamos the right to nominate up to two (2) directors to the Corex board of directors. Alamos has elected not to exercise such right at this time but retains the right to do so in the future by giving written notice to Corex.

"With its favourable geology and proximity to the Mulatos mine, the Santana Property represents an attractive exploration opportunity. We look forward to supporting Corex as they continue exploring this property," said John A. McCluskey, President and Chief Executive Officer.

The Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Corex's SEDAR profile at www.sedar.com. The Transaction remains subject to customary approvals, including the Toronto Stock Exchange.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC FOR FURTHER INFORMATION (INCLUDING TO OBTAIN A COPY OF THE EARLY WARNING REPORT REFERENCED HEREIN) PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 Cautionary Note The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts and reasonable assumptions of management, including specifically our ability to influence exploration at Corex’ Santana property or the likelihood of any material results from such early-stage exploration. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos Gold Inc.’s Annual Information Forms and other filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.